                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

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[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934 OR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

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                         COMMISSION FILE NUMBER: 0-8084

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                  SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

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                         CONNECTICUT WATER SERVICE, INC.
                               93 WEST MAIN STREET
                           CLINTON, CONNECTICUT 06413
                                 (860) 669-8636

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

Financial Statements and Supplemental Schedule
As of December 31, 2001 and 2000

Index                                                                                                   Page
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                  1

FINANCIAL STATEMENTS

   Statements of Net Assets Available for Benefits
     As of December 31, 2001 and 2000                                                                     2

   Statements of Changes in Net Assets Available for Benefits
     For the Years Ended December 31, 2001 and 2000                                                       3

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE                                                  4-7

SUPPLEMENTAL SCHEDULE

   Schedule H - Item 4(i) - Schedule of Assets Held for Investment Purposes
      As of December 31, 2001                                                                             9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
Savings Plan of the Connecticut Water Company:


We have audited the accompanying statements of net assets available for benefits of Savings Plan of The Connecticut Water Company as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

/s/ Arthur Andersen
------------------------------
Hartford, Connecticut
April 24, 2002

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000

                                                                                     2001                2000
ASSETS:

   Investments, at fair value:
     Mutual funds                                                               $   4,075,738      $   4,021,951
     Connecticut Water Service, Inc. common stock                                   1,016,128            664,257
     Commingled fund                                                                  522,146            377,527
     Participant loan accounts                                                        124,923            105,169
     Cash management assets                                                               919             31,444
                                                                                -------------      -------------

                Total investments                                                   5,739,854          5,200,348
                                                                                -------------      -------------

   Receivables:
     Employee contributions                                                             9,317             42,090
     Employer contributions                                                            43,679             10,456
                                                                                -------------      -------------

NET ASSETS AVAILABLE FOR BENEFITS                                               $   5,792,850      $   5,252,894
                                                                                =============      =============


The accompanying notes are an integral part of these financial statements.

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000


                                                                          2001                2000
ADDITIONS:

    Net depreciation in fair value of investments                    $  (175,694)        $  (503,950)
    Interest                                                              10,669             156,246
    Dividends                                                             98,988             284,355
    Employee contributions (including rollover contributions)            584,816             514,086
    Employer contributions                                               225,310             131,692
                                                                     -----------         -----------

                  Total additions                                        744,089             582,429

DEDUCTIONS:

    Distributions to participants                                        203,173              47,867
    Administrative expenses                                                  960               2,399
                                                                     -----------         -----------

                  Total deductions                                       204,133              50,266
                                                                     -----------         -----------

NET INCREASE                                                             539,956             532,163

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                   5,252,894           4,720,731
                                                                     -----------         -----------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                       $ 5,792,850         $ 5,252,894
                                                                     ===========         ===========

The accompanying notes are an integral part of these financial statements.

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

Notes to Financial Statements and Supplemental Schedule
December 31, 2001 and 2000


(1)      DESCRIPTION OF THE PLAN

         The following description of Savings Plan (the Plan) of The Connecticut Water Company (the Company) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Company is a wholly-owned subsidiary of Connecticut Water Service, Inc.

         The Plan was established by the Board of Directors of the Company in 1985 and was amended and restated since that date. The Plan is a trusteed, defined contribution plan covering all eligible employees of the Company.

         Effective April 1, 2001, eligible employees of Crystal Water Company and Gallup Water Service, Inc., which are both wholly-owned subsidiaries of Connecticut Water Service, Inc., became able to participate in the Plan. Effective December 14, 2001, eligible employees of The Barnstable Water Company, a wholly-owned indirect subsidiary of Connecticut Water Service, Inc., became able to participate in the Plan.

         PW Trust Company (the Trustee) is the trustee of the Plan, and PaineWebber Incorporated is the Plan's recordkeeper.

         The Plan includes the following provisions, summarized from the Plan document:

(a) The Company match is 50% of each participant's employee salary deferral contribution not to exceed 4% of compensation.

(b) The Plan includes the potential for a profit sharing contribution of up to 1% of compensation linked to successful completion of specific strategic initiatives. Profit sharing contributions have additional requirements and restrictions.

(c) Deferrals are made on a pre-tax basis of between 1% and 15% maximum for all employees.

(d) The waiting period for new employee enrollment into the plan is six months.

(e) Participants are eligible to receive Company matching contributions after six months.

         Once eligible, employees can elect to enter into a written salary deferral agreement. Participant loans and hardship withdrawals are permitted. Changes in deferrals are allowed quarterly. Additional after-tax contributions are allowed.

         Participants may borrow at least $1,000 and the lesser of $50,000, or 50%, of the vested amount of their accounts, excluding their interest in Connecticut Water Service, Inc. common stock, at a rate of interest of prime rate plus 1.0%. Loans must be repaid within five years, or before attaining age 65, whichever is shorter. Loans to purchase a principal residence may be repaid within ten years.

         Upon retirement, termination of employment, total disability, or death, the entire accumulated amount of the account is paid in cash in one lump sum amount.

         A participant is fully vested at all times in the accrued balance of his or her account.

         On a daily basis, the Trustee determines the total net earnings of each investment fund and allocates this amount to the accounts of the participants on the basis of the percentage each participant has invested in the investment fund.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The investments in the accompanying Statements of Net Assets Available for Plan Benefits are stated at fair value. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

         USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States and the Department of Labor Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

         ADMINISTRATIVE EXPENSES

         The majority of the administrative expenses and fees of the Plan are paid by the Company, unless the plan administrator directs the Trustee to pay these expenses utilizing Plan assets. During 2001 and 2000, the Plan paid administrative expenses of $960 and $2,399, respectively.

         VALUATION OF INVESTMENTS

         Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices.

         RISKS AND UNCERTAINTIES

         The Plan provides for various investment options in mutual funds and common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying financial statements and supplemental schedules.

(3)      INVESTMENTS

         Participants direct the Trustee regarding the investment of amounts held in their accounts. As of December 31, 2001, investment options were as follows:

         PIMCO TOTAL RETURN FUND - This fund seeks maximum total return by focusing on intermediate-term, high quality bonds.

         AIM AGGRESSIVE GROWTH FUND - This fund seeks aggressive capital growth by investing in small and mid-sized companies that fund management believes will have earnings growth well in excess of the general economy.

         AIM BLUE CHIP FUND - This fund seeks long-term capital growth by investing in large, established companies that are considered to be market leaders. The companies must exhibit strong earnings growth potential or be attractively valued relative to their fundamentals.

         AMERICAN BALANCED FUND - This fund seeks conservation of capital, current income and long-term growth of capital and income by investing in stocks, bonds, and fixed-income securities.

         DREYFUS FOUNDERS DISCOVERY FUND - This fund seeks capital appreciation through the pursuit of targeting small and relatively unknown companies with high growth potential.

         EUROPACIFIC GROWTH FUND - This fund seeks long-term growth of capital by investing in companies based outside the United States.

         FRANKLIN BALANCE SHEET INVESTMENT FUND - This fund seeks capital appreciation and/or high income primarily through investment in securities that the portfolio managers believe are undervalued in the marketplace and trading at a low price-to-book value.

         MASSACHUSETTS INVESTORS GROWTH STOCK FUND - This fund seeks long-term growth of capital and future income, rather than current income. The fund invests primarily in common stocks exhibiting above-average prospects for long-term growth.

         OPPENHEIMER QUEST OPPORTUNITY VALUE FUND - This fund seeks long-term growth of capital utilizing a flexible approach within the portfolio which can contain stocks, bonds and cash equivalents.

         WASHINGTON MUTUAL INVESTORS FUND - This fund seeks current income and an opportunity for growth of principal consistent with sound common stock investing.

         PAINEWEBBER TRUST COMPANY STABLE VALUE FUND - This fund seeks to generate a total return in excess of the average monthly yield to maturity of one-year Treasury bills and to provide stability of principal while maximizing current income.

         CONNECTICUT WATER SERVICE, INC. COMMON STOCK - Effective December 18, 2000, participants have the ability to direct the investment of amounts held in their accounts into and out of Company stock.

         The fair market value of investments that represent 5% or more of the Plan's total net assets as of December 31, 2001 and 2000 are as follows:

       2001:
          Connecticut Water Service, Inc. Common Stock                          $  1,016,128
          Massachusetts Investors Growth Stock Fund                                  714,087
          Oppenheimer Quest Opportunity Value Fund                                   664,716
          Washington Mutual Investors Fund                                           627,144
          PIMCO Total Return Fund                                                    597,328
          PaineWebber Trust Company Stable Value Fund                                522,146
          EuroPacific Growth Fund                                                    454,637
          Dreyfus Founders Discovery Fund                                            424,527

       2000:

          Massachusetts Investors Growth Stock Fund                             $  1,017,036
          Oppenheimer Quest Opportunity Value Fund                                   767,556
          Connecticut Water Service, Inc. Common Stock                               664,257
          Washington Mutual Investors Fund                                           617,511
          Dreyfus Founders Discovery Fund                                            527,631
          PaineWebber Trust Company Stable Value Fund                                454,660
          EuroPacific Growth Fund                                                    397,626
          PIMCO Total Return Fund                                                    377,527

(4)      EMPLOYER CONTRIBUTION

         Effective January 1, 1998, the Plan allows employer contributions of Connecticut Water Service, Inc., the parent company of the Company, in the form of cash or shares of Connecticut Water Service, Inc. stock to the Plan. A participant may elect such employer contributions be paid in the form of cash or shares of Connecticut Water Service, Inc. stock. If the stock election is taken by an employee, certain matching guidelines apply based on Connecticut Water Service, Inc.'s earnings per average common share (EPS) and dividends. If EPS in the prior year exceeds 110% of dividends paid per common share, the applicable percentage is 50%; otherwise the match is 25%. For 2001 and 2000, the Company did not contribute any shares to the Plan.

(5)      TAX STATUS

         The Plan obtained its latest determination letter on May 2, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since the date of the IRS determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(6)      PLAN TERMINATION

         The Company may, for any reason and at any time, terminate the Plan, in part or in whole. Upon termination of the Plan, the plan administrator will make final allocations to all accounts, and then will distribute account balances in lump sum cash amounts.

(7)      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31, 2001:

           Net assets available for Plan benefits per financial statements      $    5,792,850
           Receivable - employee contributions                                          (9,317)
           Receivable - employer contributions                                         (43,679)
                                                                                --------------

           Net Assets Available for Benefits per Form 5500                      $    5,739,854
                                                                                ==============

         The following are reconciliations of employer and employee deferral contributions per the financial statements to the Form 5500 for the year ended December 31, 2001:

            Employee contributions per financial statements                     $     584,816
            Less: December 31, 2001 receivable - employee contribution                 (9,317)
                                                                                -------------

            Employee contributions per Form 5500                                $     575,499
                                                                                =============

            Employer deferral contributions per financial statements            $     225,310
            Less: December 31, 2001 receivable - employer contribution                (43,679)
                                                                                -------------

            Employer deferral contributions per Form 5500                       $     181,631
                                                                                =============

                                                                 SCHEDULE I

                                                                 EIN: 06-0713930
                                                                 Plan No.: 003


SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

Schedule H - Item 4(i) - Schedule of Assets Held for Investment Purposes As of December 31, 2001

                                                      (c) DESCRIPTION OF
                                                     INVESTMENT INCLUDING
          (b) IDENTITY OF ISSUE,                    MATURITY DATE, RATE OF
           BORROWER, LESSOR, OR                      INTEREST, COLLATERAL,                                 (e) CURRENT
(a)            SIMILAR PARTY                         PAR OR MATURITY VALUE                 (d) COST           VALUE
       Mutual Funds:
          Mass Investors Growth Stock Fund                 55,398 shares               $    1,061,388     $      714,087
          Oppenheimer Quest Opportunity
              Value Fund                                   35,660 shares                      676,966            664,716
          Washington Mutual Investors Fund                 21,200 shares                      649,794            627,144
          PIMCO Total Return Fund                          28,381 shares                      591,779            597,328
          Euro Pacific Growth Fund                         16,920 shares                      559,966            454,637
          Dreyfus Founders Discovery Fund                  14,896 shares                      451,401            424,527
          AIM Blue Chip Fund                               15,175 shares                      199,490            186,190
          AIM Aggressive Growth Fund                       55,785 shares                      165,907            143,405
          American Balanced Fund                           15,324 shares                      139,806            142,103
          Franklin Balanced Sheet Investment Fund           3,039 shares                      115,660            121,601
                                                                                       --------------     --------------

                  Total mutual funds                                                        4,612,157          4,075,738

       Common Stock:
  *       Connecticut Water Service, Inc.                  55,785 shares                      746,333          1,016,128

       Commingled Fund:
  *       Paine Webber Stable Value                         2,299 shares                      509,328            522,146

       Cash Management Assets:
          Riggs Prime Money Market                            919 shares                          919                919

  *    Participant Loans                                Interest rates ranging from

                                                           7.00% to 10.75%                    124,923            124,923
                                                                                       --------------     --------------

                  Total investments                                                    $    5,993,660     $    5,739,854
                                                                                       ==============     ==============


*   Indicates a party-in-interest.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      SAVINGS PLAN OF THE CONNECTICUT WATER
                                      COMPANY



Date: June 11, 2002                   By: /s/ David C. Benoit
                                         ---------------------------------------
                                      Name: David C. Benoit
                                      Title: Vice President and Chief Financial
                                             Officer, Connecticut Water Company,
                                             the Plan Administrator

                                  EXHIBIT INDEX

Exhibit No.                Description
-----------                -----------
23                         Consent of Arthur Andersen LLP

99                         Temporary Note 3T to Article 3 of Regulation S-X